UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 27, 2018, Merus N.V. (the “Company”, “us”, “we”, or “our”) re-issued its consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 (the “Revised Consolidated Financial Statements”) as a result of the Company’s adoption of International Financial Reporting Standard 15 – Revenue from Contracts with Customers as of January 1, 2018 (“IFRS 15”).

The Revised Consolidated Financial Statements do not reflect any events occurring after filing of the Company’s Annual Report on Form 20-F on April 30, 2018 (the “Annual Report”) other than the adoption of IFRS 15. For significant developments since the filing of the Annual Report, please refer to the other information that the Company has furnished to or filed with the Securities and Exchange Commission (“SEC”).

The Revised Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are attached hereto as Exhibit 1.

Unresolved Staff Comments

On September 11, 2018, we received a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, relating to our Annual Report and our Report on Form 6-K filed on August 10, 2018, which included our unaudited interim financial statements for the six months ended June 30, 2018. We responded to these comments and received a second comment letter on November 1, 2018 to which we responded on December 3, 2018. We received a third comment letter on December 20, 2018 and are in the process of responding to the Staff. The Staff requested information regarding our recognition and measurement of revenue under our license and collaboration agreement and the related share subscription agreement with Incyte Corporation (“Incyte” and such agreements, the “Incyte Agreements”). More specifically, the Staff requested information regarding our accounting for the $80.0 million purchase by Incyte of our common shares under the share subscription agreement and our valuation of such purchase, our analysis of the allocation of the transaction price, including the $120.0 million upfront payment under the license and collaboration agreement, the timing of our accounting of the transaction, and our consideration of payments we may receive in connection with our collaboration with Incyte in light of our adoption of IFRS 15, which became effective for annual and interim reporting periods beginning on or after January 1, 2018. We believe that our interpretation of IFRS 15 and our revenue recognition under the Incyte Agreements, as described in the notes to our financial statements that are included in our filings with the SEC, including the Revised Consolidated Financial Statements, is appropriate. As of the date of this Report on Form 6-K, we are discussing the comments with the Staff, and we cannot predict when these comments will be resolved. If the Staff ultimately disagrees with our accounting related to the Incyte Agreements, the impact to our previously issued financial statements for the year ended December 31, 2017 and the subsequent interim periods could be material and we could be required to restate these financial statements.

Risk Factors

In addition to the other information set forth in this Report on Form 6-K, careful consideration should be given to the risk factors discussed in Item 1A, “Risk Factors” in our Annual Report, which could materially affect our business, financial condition, and/or future results. The risks described in our Annual Report are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and/or operating results. There have been no material changes to the risk factors set forth in our Annual Report except as described below.

In preparing our financial statements, our management is required to apply accounting standards that require significant interpretation. If our interpretation is incorrect or if regulatory or other authorities disagree with our interpretation, we may be required to restate or revise previously issued financial statements, which could have a material adverse impact on our financial position and the perception of our company.

The preparation of our financial statements in accordance with IFRS as issued by the IASB requires our management to make significant interpretations of accounting standards. Certain of these standards require our management to make particularly subjective or complex judgments about matters that are uncertain and such judgements can result in materially different amounts than would be recorded using a different interpretation of these standards. In addition, in implementing any new or revised accounting standards, our management must interpret these standards. If our interpretation of any accounting standard is incorrect or if regulatory or other authorities disagree with our interpretation, we may need to revise or restate previously issued financial statements.

On September 11, 2018, we received a comment letter from the Staff, relating to our Annual Report and our Report on Form 6-K furnished on August 10, 2018, which included our unaudited interim financial statements for the six months ended June 30, 2018. We responded to these comments and received a second comment letter on November 1, 2018 to which we responded on December 3, 2018. We received a third comment letter on December 20, 2018 and are in the process of responding to the Staff. The Staff requested information regarding our recognition and measurement of revenue under the Incyte Agreements. More specifically, the Staff requested information regarding our accounting for the $80.0 million purchase by Incyte of our common shares under the share subscription agreement and our valuation of such purchase, our analysis of the allocation of the transaction price, including the $120.0 million upfront payment under the license and collaboration agreement, the timing of our accounting of the transaction, and our consideration of payments we may receive in connection with our collaboration with Incyte in light of our adoption of IFRS 15, which became effective for annual and interim reporting periods beginning on or after January 1, 2018. We have been discussing the comments with the Staff, and we cannot predict when these comments will be resolved or the outcome. If the Staff ultimately disagrees with our accounting related to the Incyte Agreements, the impact to our previously issued financial statements for the year ended December 31, 2017 and the subsequent interim periods could be material and we could be required to restate these financial statements, which could have a material adverse impact on our financial position. Such revision or restatement could also negatively affect the perception of our company’s financial operations, which could materially adversely impact our business and the trading price of our common shares.

Legal Proceedings

On March 11, 2014, Regeneron Pharmaceuticals, Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York, alleging that we were infringing one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells” (the “’018 patent”). In 2015, the trial court entered judgments finding that we do not infringe the claims of the ‘018 patent, that the patent is invalid, and that the patent was procured through inequitable conduct and is unenforceable. On July 27, 2017 the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron engaged in inequitable conduct before the United States Patent and Trademark Office while prosecuting the ‘018 patent and affirmed that the ‘018 patent is unenforceable. On December 26, 2017, the Federal Circuit denied Regeneron’s petition for rehearing and rehearing en banc seeking a review of that decision, and on October 1, 2018, the Supreme Court of the United States denied Regeneron’s petition for certiorari, rendering the case finally resolved in our favor.

On March 26, 2018, the trial court granted our motion for attorneys’ fees, expert fees, and costs associated with our defense of the above litigation, and ordered the parties to address the amount of the award. We provided a detailed explanation of our attorneys’ fees, expert fees, and costs of such award, which Regeneron responded to, seeking a reduction of the amount. The matter was fully briefed as of May 18, 2018, and the court issued an Order on June 25, 2018, which published on July 10, 2018, granting our motion for $8,332,453.46 in attorneys’ fees, $465,390.34 in expert fees, and $1,717,100.69 in litigation expenses and costs, along with pre- and post-judgment interest. Regeneron appealed the decision awarding attorneys’ fees to us to the Federal Circuit, filing its opening brief on November 7, 2018.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that we were infringing one or more claims in their European patent EP 1 360 287 B1. We had opposed that patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. On October 2, 2017, we filed an appeal with the Technical Board of Appeal for the EPO to address whether the patent having claims amended during the course of opposition complies with Art. 84 EPC, Art. 123(2) EPC and Rule 80 EPC. On May 25, 2018, at Regeneron’s request, a hearing before the Technical Board of Appeals for the EPO was scheduled for September 13, 2018, to address whether the description of EP 1 360 287 B1 patent having claims amended during the course of opposition complies with Art. 84 EPC, Art. 123(2) EPC and Rule 80 EPC. The Technical Board of Appeals provided preliminary views on the matter on August 23, 2018, after which our appeal filed on October 2, 2017 was withdrawn on September 5, 2018.

Regeneron also previously raised opposition proceedings against certain of our patents in jurisdictions including Europe, Japan and Australia.

On December 20, 2018, we signed a global settlement and cross-license agreement with Regeneron, where the parties have agreed to end all pending litigation and opposition proceedings pertaining to our and Regeneron’s respective antibody generation technologies. Regeneron also purchased 600,000 of our common shares at a price of $25 per share for total aggregate proceeds to us of $15 million. Under the terms of the settlement, Regeneron has agreed to withdraw its appeal of the decision awarding attorneys’ fees to us as a result of the U.S. District Court litigation described above, and we have agreed to dismiss our fee award. In addition, Regeneron has agreed to dismiss its stayed case in the Netherlands asserting the EP 1 360 287 B1 patent, and both parties have agreed to withdraw all pending oppositions.

On April 5, 2018, Regeneron and an unnamed third party filed notices of opposition against our EP 2604625 patent entitled “Generation of Binding Molecules,” in the EPO. The notices asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Regeneron will no longer be pursuing this opposition pursuant to the December 20, 2018 settlement. On August 20, 2018, we timely responded to these submissions, with proceedings to be ongoing. As this opposition proceeding continues, we cannot assure you that we will ultimately prevail.

From time to time, we may be involved in various other claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any other material legal proceedings.

Exhibit 1, 2, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB, and 101.PRE to this Report on Form 6-K and the sections of this Report on Form 6-K titled “Unresolved Staff Comments,” “Risk Factors,” and “Legal Proceedings” are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Revised consolidated financial statements for Merus N.V. as at December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016, and 2015.

2	Consent of KPMG Accountants N.V.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: December 27, 2018	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: President and Chief Executive Officer

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